Exhibit 99.1

Thomson Reuters Suspends Sale of Healthcare Business

NEW YORK, December 22, 2011 - Thomson Reuters (TSX/NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it has suspended the divestiture process for its Healthcare business.

Since announcing the planned divestiture in June, global economic conditions have become more challenging and the company believes they are not conducive to concluding a transaction that reflects the fair value of the Healthcare business at this time. Thomson Reuters is committed to continuing to invest in and grow the Healthcare business until improved market conditions allow the company to complete a divestiture at attractive terms.

The Healthcare business continues to perform well with strong revenue growth and expanding margins. The current organization and structure remain in place and the focus on serving customer needs is unchanged. The results of the Healthcare business will continue to be included within "Other Businesses" in Thomson Reuters financial statements.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to http://thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release about the Healthcare business and Thomson Reuters expectations regarding a future sale of the business are forward-looking. These forward-looking statements are based on certain assumptions and reflect the company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There can be no assurance that a sale of the Healthcare business will be completed.  Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements. Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.  Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com